Exhibit 12.2

MACK-CALI REALTY CORPORATION
 CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
 PREFERRED SECURITY DIVIDENDS

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty Corporation's ratios of earnings to combined fixed charges and preferred security dividends for each of the five years ended December 31, 2013 were as follows:

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS:
ADD:
Income (loss) from continuing operations before
noncontrolling interest and equity in
earnings from unconsolidated joint ventures	$ (87,359)	$ 33,477	$ 57,477	$ 44,155	$ 63,433
Fixed charges (see calculation below)	136,721	126,516	125,074	150,108	140,501
Amortization of capitalized interest	2,154	1,981	1,913	2,070	2,028
Distributed income of unconsolidated joint ventures	8,485	3,990	3,301	2,311	2,637
SUBTRACT:
Capitalized interest	(12,885)	(4,342)	(1,081)	(1,912)	(1,401)
TOTAL EARNINGS:	$ 47,116	$ 161,622	$ 186,684	$ 196,732	$ 207,198
FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$ 123,701	$ 122,039	$ 123,858	$ 148,033	$ 138,855
Capitalized interest	12,885	4,342	1,081	1,912	1,401
Interest portion (33 percent) of ground rents on land leases	135	135	135	163	245
TOTAL FIXED CHARGES:	$ 136,721	$ 126,516	$ 125,074	$ 150,108	$ 140,501
Preferred stock dividends	-	-	1,736	2,000	2,000
TOTAL COMBINED FIXED CHARGES AND PREFERRED
SECURITY DIVIDENDS:	$ 136,721	$ 126,516	$ 126,810	$ 152,108	$ 142,501
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED SECURITY DIVIDENDS:	(a)	1.3	1.5	1.3	1.5
(a) Deficiency of earnings to cover combined fixed charges and preferred security dividends	$ (89,605)